WOODSIDE

22 November 2005

05013073

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 05 2005 185 SECTION

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 22 November 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 08 2005
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 22 NOVEMBER 2005
10:10AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiaries Woodside Mauritania Pty. Ltd., Woodside Energy Ltd. and WEL Mauritania B.V. in offshore Mauritania since the last report issued on 15 November 2005.

PSC Area B: Labeidna-1 Exploration Well

The *'Stena Tay'* drill rig finished wireline log acquisition on Labeidna-1 exploration well, including the recovery of oil and rock samples to surface. The well was plugged and abandoned as planned. The *'Stena Tay'* drill rig was released on 20 November 2005 to drill a well for another operator.

Preliminary evaluation of the data acquired in Labeidna-1 indicates that the well intersected a gross oil bearing interval of 116 metres, comprising an interbedded series of thin but high quality sands and claystones. Interpretation of image logs and magnetic resonance logs and other analytical work is continuing to quantify the total net pay thickness. These results will be incorporated into an assessment of the commercial potential of the Labeidna accumulation.

Woodside does not plan to issue further announcements regarding operations in Mauritania until the *'Stena Tay'* returns to drill Woodside-operated wells later in 2005, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


MAURITANIA PSC BLOCK 7
Location Map
Pelican-1
Zoulé
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Espadon-1A
Tiof
Merou-1
Chinguetti
Joint Venture
Courbine-1
Tevet
Banda
1&2
Chinguetti
Field
Capitaine-1A
Labeidna-1
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
18°N
17°N
17°W
16°W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE